SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-36335

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N- CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _________________

Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________

PART I

REGISTRANT INFORMATION

Enservco Corporation
Full name of registrant

Former name if applicable

14133 Country Road 9 1/2
Address of principal executive office (Street and number)

Longmont, CO 80504
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 18, 2022, the Registrant announced that it would be not be filing its Form 10-K for the fiscal year ended December 31, 2021 within the 15 day extension period provided by the Company’s 12b-25 filing because the Registrant was restating its previously issued condensed consolidated financial statements as of and for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021 (collectively, the “Relevant Periods”). As of May 16, 2022, the Registrant is nearing completion of the process of restating such financial statements and preparing amendments to its Quarterly Reports on Form 10-Q filings for the Relevant Periods, which must be completed prior to the completion and filing of the Registrant’s Annual Report on Form 10-K for the period ended December 31, 2021. The Registrant cannot file the Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 until the amendments to the Quarterly Reports for the Relevant Periods and Form 10-K for the period ended December 31, 2021 are filed. Therefore, the Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 cannot be filed within the prescribed time period. Such Quarterly Report on Form 10-Q will be not filed on or before the 5th calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard A. Murphy	303	333-3678
(Name)	(Area Code)	(Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes  ☒ No

The Registrant has not filed its amended Quarterly Reports for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021 nor has the Registrant filed its Annual Report on Form 10-K for the period ended December 31, 2021.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

☐ Yes  ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements relating to the timing of the filing of the Form 10-Q and changes to the Company’s results of operations for the quarter ended March 31, 2022 as compared to prior year period. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by the forward-looking statements. Therefore, the forward-looking statements in this Form 12b-25 should be considered in light of the risks and uncertainties that attend such statements. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by law.

Enservco Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2022	By:	/s/ Richard A. Murphy
	Name:	Richard A. Murphy
	Title:	Executive Chairman